

March 18, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares, each representing a 1/400th interest in a share of 4.55% Non-Cumulative Preferred Stock, Series JJ of JPMORGAN CHASE & CO. under the Exchange Act of 1934.

Sincerely,

Bev Sawyer